Exhibit 99.9
LIMITED GUARANTEE
     LIMITED GUARANTEE, dated as of October 18, 2009 (this “Limited Guarantee”), by H.I.G. Bayside Debt & LBO Fund II, L.P. (the “Guarantor”) in favor of Allion Healthcare, Inc., a Delaware corporation (the “Guaranteed Party”).
     1. GUARANTEE. To induce the Guaranteed Party to enter into an Agreement and Plan of Merger, dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”) by and among Brickell Bay Acquisition Corp. (“Parent”), Brickell Bay Merger Corp. a wholly-owned subsidiary of Parent (“Merger Sub”), and the Guaranteed Party, pursuant to which Merger Sub will merge with and into the Guaranteed Party (the “Merger”), Guarantor, intending to be legally bound, hereby absolutely, irrevocably and unconditionally, guarantees to the Guaranteed Party, but only up to the Cap (as defined below), the due and punctual observance, performance and discharge of payment when due of (i) the Parent Break-Up Fee pursuant to Section 8.01(e) of the Merger Agreement (including any amounts payable pursuant to the second sentence of Section 8.01(h) of the Merger Agreement), (ii) the Parent Default Fee pursuant to Section 8.01(f) of the Merger Agreement (including any amounts payable pursuant to the second sentence of Section 8.01(h) of the Merger Agreement), and (iii) Parent’s obligation to pay Company Damages pursuant to Section 8.01(h) of the Merger Agreement and, in all cases, subject to the Parent Liability Cap in Section 8.01(i) of the Merger Agreement (the “Obligations”); provided that in no event shall the Guarantor’s aggregate liability under this Limited Guarantee (but exclusive of any amounts that may be payable by the Guarantor pursuant to Section 13 hereof) exceed in the aggregate $10,000,000 plus any amounts payable pursuant to the second sentence of Section 8.01(h) of the Merger Agreement (the “Cap”), it being understood that this Limited Guarantee may not be enforced without giving effect to the Cap. All payments hereunder shall be made in lawful money of the United States, in immediately available funds. Subject to the Cap, the Guarantor promises and undertakes to make all payments hereunder free and clear of any deduction, offset, defense, claim or counterclaim of any kind (other than defenses to the payment of the Obligations that are available to Parent or Merger Sub under the Merger Agreement). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Merger Agreement.
     If Parent or Merger Sub is in breach of its Obligations, then the Guaranteed Party may at any time and from time to time, at the Guaranteed Party’s option, and so long as Parent or Merger Sub remains in breach of its Obligations, take any and all actions available hereunder or under applicable Law to collect on the Guarantor’s liabilities hereunder in respect of such Obligations subject to the Cap; provided, that the Guaranteed Party acknowledges that the Guarantor’s liability hereunder is subject to the Cap.
     Subject to and in furtherance of the foregoing, the Guarantor acknowledges that the Guaranteed Party may, in its sole discretion, bring and prosecute a separate action or actions against the Guarantor for the full amount of the Obligations (subject to the Cap), regardless of whether any action is brought against Parent or Merger Sub or whether Parent or Merger Sub is joined in any such action or actions.
     2. NATURE OF GUARANTEE. Subject to the Cap, the Guarantor’s liability hereunder is absolute, unconditional, irrevocable and continuing irrespective, without limitation,

of (a) any lack of validity or enforceability of the Merger Agreement or (b) any modification, amendment or waiver of, or any consent to departure from, the Merger Agreement that may be agreed to by Parent or Merger Sub in accordance with the terms of the Merger Agreement or (c) any other circumstance that might otherwise constitute a defense available to, or a discharge of, Guarantor hereunder (other than payment and performance in full or termination of this Limited Guarantee in accordance with its terms). Without limiting the foregoing, the Guaranteed Party shall not be obligated to file any claim relating to the Obligations in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantor’s obligations hereunder. In the event that any payment to the Guaranteed Party in respect of the Obligations is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to such Obligations as if such payment had not been made. Subject to the Cap, this Limited Guarantee is an unconditional and continuing guarantee of payment of the Obligations and not of collection of the Obligations. If the Guaranteed Party is prevented under applicable Law or otherwise from demanding or accelerating payment of any of the Obligations from Parent or Merger Sub by reason of any automatic stay or otherwise, the Guaranteed Party shall be entitled to receive from the Guarantor, upon demand therefor, the sums that otherwise would have been due had such demand or acceleration occurred.
     3. CHANGES IN OBLIGATIONS, CERTAIN WAIVERS.
          (a) The Guarantor agrees that the Guaranteed Party may at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of payment of any of the Obligations (provided that any amendment to the Merger Agreement shall be subject to the consent of Parent and Merger Sub as provided in Section 8.05 thereof), and may also make any agreement with Parent or Merger Sub for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, without in any way impairing or affecting such Guarantor’s obligations under this Limited Guarantee. The Guarantor agrees that the obligations of the Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (i) the failure or delay on the part of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent or Merger Sub; (ii) any change in the time, place or manner of payment of any of the Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Merger Agreement made in accordance with the terms thereof or any agreement evidencing, securing or otherwise executed in connection with any of the Obligations; (iii) the addition, substitution or release of any entity or other Person interested in the transactions contemplated by the Merger Agreement; (iv) any change in the corporate existence, structure or ownership of Parent, Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement; (v) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement; (vi) the existence of any claim, set-off or other right which the Guarantor may have at any time against Parent, Merger Sub or the Guaranteed Party, whether in connection with the Obligations or otherwise (other than defenses to the payment of the Obligations that are available to Parent or Merger Sub under the Merger Agreement); or (vii) the adequacy of any means the Guaranteed Party may have of obtaining payment related to the Obligations. Subject to the Cap, to the fullest extent permitted by Law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Guaranteed Party. The Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guarantee and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of any Obligations incurred and all other notices of any kind (other than notices expressly required to be provided to Parent or Merger Sub pursuant to the Merger Agreement), all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent or Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than defenses to the payment of the Obligations that are available to Parent or Merger Sub under the Merger Agreement). The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits.
          (b) The Guaranteed Party hereby covenants and agrees that it shall not institute, and shall cause its respective affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby or otherwise relating thereto (including under the Equity Commitment Letter (as defined herein)) against (i) the Guarantor, (ii) any of the former, current and future equity holders, controlling persons, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of the Guarantor (other than Parent and Merger Sub to the extent provided in the Merger Agreement), or (iii) any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, affiliate, agent or assignee of any of the foregoing (those persons and entities described in clauses (ii) or (iii) , including Parent and Merger Sub, each being referred to as a “Non-Recourse Party”), except for claims against the Guarantor under this Limited Guarantee. The Guarantor hereby covenants and agrees that it shall not institute, and shall cause its affiliates not to institute, any proceeding asserting that this Limited Guarantee or any portion thereof is illegal, invalid or unenforceable in accordance with its terms.
          (c) The Guarantor hereby unconditionally and irrevocably waives any rights that it may now have or hereafter acquire against Parent or Merger Sub that arise from the existence, payment, performance, or enforcement of the Guarantor’s obligations under or in respect of this Limited Guarantee, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against Parent or Merger Sub or such other Person, whether or not such claim, remedy or right arises in equity or under contract, statute or common Law, including, without limitation, the right to take or receive from Parent or Merger Sub or such other Person, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, and the Guarantor shall not exercise any such rights unless and until all of the Obligations under this Limited Guarantee shall have been paid in full in immediately available funds. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in immediately available funds of the Obligations and all other amounts payable under this Limited Guarantee, such amount shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of the Guarantor and shall forthwith be paid or delivered to the Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Obligations and all other amounts payable under this Limited Guarantee, in accordance with the terms of the Merger Agreement, whether matured or unmatured, or to be held as collateral for any Obligations or other amounts payable under this Limited Guarantee thereafter arising. Except as otherwise provided in this Limited Guarantee, the Guaranteed Party hereby agrees that to the extent Parent and Merger Sub are relieved of all or any portion of their payment obligations under the Merger Agreement, the Guarantor shall be similarly relieved of its corresponding Obligations under this Limited Guarantee.
     4. NO WAIVER; CUMULATIVE RIGHTS. No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed it by Law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time. Subject to the Cap and except with respect to its obligations to proceed against Guarantor as provided in Section 1, the Guaranteed Party shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Guaranteed Party’s rights against, Parent, Merger Sub or any other Person liable for any Obligations prior to proceeding against the Guarantor hereunder.
     5. REPRESENTATIONS AND WARRANTIES. The Guarantor hereby represents and warrants that:
          (a) the execution, delivery and performance of this Limited Guarantee have been duly authorized by all necessary action and do not contravene any provision of the Guarantor’s charter, partnership agreement, operating agreement or similar organizational documents or any Law or contractual restriction binding on the Guarantor or its assets;
          (b) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this Limited Guarantee by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority or regulatory body is required in connection with the execution, delivery or performance of this Limited Guarantee;
          (c) this Limited Guarantee constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); and

          (d) the Guarantor has the financial capacity to pay and perform its obligations under this Limited Guarantee, and all funds necessary for the Guarantor to fulfill its Obligations under this Limited Guarantee shall be available to the Guarantor for so long as this Limited Guarantee shall remain in effect in accordance with Section 8 hereof.
     6. NO ASSIGNMENT. Neither the Guarantor nor the Guaranteed Party may assign or delegate their respective rights, interests or obligations hereunder to any other Person (except by operation of Law) without the prior written consent of the Guaranteed Party or the Guarantor, as the case may be.
     7. NOTICES. All notices, requests, claims, demands and other communications hereunder shall be given and shall be deemed to have been duly received (a) upon receipt by hand delivery, (b) upon receipt after dispatch by registered or certified mail, postage prepaid, (c) on the next business day if transmitted by national overnight courier with confirmation of delivery, or (d) upon confirmation of delivery if transmitted by facsimile, as follows:
if to the Guarantor:
H.I.G. Bayside Debt & LBO Fund II, L.P.
c/o H.I.G. Capital LLC
1001 Brickell Bay Drive, 27th Floor
Miami, Florida 33131
Attn.: Brian Schwartz
Facsimile: (305) 379-2013
with a copy to:
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
Attn: Michael H. Weed
Facsimile: (312) 862-2200
     If to the Guaranteed Party, as provided in the Merger Agreement.
     8. CONTINUING GUARANTEE. This Limited Guarantee may not be revoked or terminated and shall remain in full force and effect and shall be binding on the Guarantor and its successors and assigns until all of the Obligations have been satisfied in full. Notwithstanding the foregoing, this Limited Guarantee shall terminate and the Guarantor shall have no further obligations under this Limited Guarantee as of the earlier of (a) the Effective Time and (b) the first anniversary of the date hereof, unless prior to such first anniversary, the Guaranteed Party shall have provided notice to the Guarantor claiming amounts payable by the Guarantor to the Guaranteed Party under this Limited Guarantee or notice to Parent or Merger Sub claiming amounts payable by Parent or Merger Sub under the Merger Agreement, in which case this Limited Guarantee shall terminate upon (i) payment of the Obligations (subject to the Cap), (ii) the final, non-appealable resolution of a legal proceeding commenced by the Guaranteed Party alleging amounts payable by the Guarantor under this Limited Guarantee and payment of the Obligations (subject to the Cap), if applicable or (iii) a written agreement signed by each of the parties hereto terminating this Limited Guarantee. In the event that the Guaranteed Party or any of its affiliates (A), asserts in any litigation or other proceeding that the provisions of Section 1 hereof are illegal, invalid or unenforceable in whole or in part or (B) asserts any theory of liability against the Guarantor (including a claim to enforce or any other claim with respect to the equity commitment letter dated as of the date hereof from the Guarantor to Parent (the “Equity Commitment Letter”)) or any Non-Recourse Party with respect to the transactions contemplated by or otherwise relating to the Merger Agreement, then (x) the Obligations of the Guarantor under this Limited Guarantee shall terminate ab initio and be null and void, (y) if the Guarantor has previously made any payments under this Limited Guarantee, the Guarantor shall be entitled to recover such payments from the Guaranteed Party, and (z) neither the Guarantor, Parent, Merger Sub nor any Non-Recourse Party shall have any liability to the Guaranteed Party or any of its affiliates with respect to the transactions contemplated by the Merger Agreement or under this Limited Guarantee.
     9. NO RECOURSE. Notwithstanding anything that may be expressed or implied in this Limited Guarantee or any document or instrument delivered in connection herewith, and notwithstanding the fact that the Guarantor is a limited partnership, by its acceptance of the benefits of this Limited Guarantee, the Guaranteed Party acknowledges and agrees that no Person other than the Guarantor has any obligations hereunder and that no recourse shall be had hereunder, or for any claim based on, in respect of, or by reason of, such obligations or their creation, against, and no personal liability shall attach to, Guarantor, or any Non-Recourse Party, through Parent, Merger Sub or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Guaranteed Party against Guarantor, or any Non-Recourse Party (including any claim to enforce the Equity Commitment Letter), by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, or otherwise, except for the Guaranteed Party’s rights against the Guarantor under this Limited Guarantee. The Guaranteed Party acknowledges and agrees that Parent and Merger Sub have no assets and that no funds are expected to be contributed to Parent or Merger Sub unless and until the Closing occurs. Recourse against the Guarantor pursuant to and expressly subject to the terms and conditions of this Limited Guarantee shall be the sole and exclusive remedy of the Guaranteed Party and all of its affiliates against the Guarantor, Parent or Merger Sub in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement, the Equity Commitment Letter or the transactions contemplated thereby. Nothing set forth in this Limited Guarantee shall confer or give or shall be construed to confer or give to any Person (including any Person acting in a representative capacity) any rights or remedies against any Person other than the Guarantor as expressly set forth herein.
     10. GOVERNING LAW; JURISDICTION. This Limited Guarantee, and all claims and causes of action arising out of, based upon, or related to this Limited Guarantee or the negotiation, execution or performance hereof, shall be governed by, and construed, interpreted and enforced in accordance with, the Laws of the State of Delaware, without regard to choice or conflict of law principles that would result in the application of any Laws other than the Laws of the State of Delaware. Any legal action, suit or proceeding arising out of, based upon or relating to this Limited Guarantee or the transactions contemplated hereby shall be brought solely in any state or federal court within the State of Delaware and any direct appellate court therefrom. Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of such courts in respect of any legal action, suit or proceeding arising out of, based upon or relating to this Limited Guarantee and the rights and obligations arising hereunder and agrees that it will not bring any action arising out of, based upon or related to this Limited Guarantee in any other court. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any legal action, suit or proceeding arising out of, based upon or relating to this Limited Guarantee, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with Section 7, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Limited Guarantee, or the subject mater hereof, may not be enforced in or by such courts. Each of the parties hereto agrees that notice or the service of process in any action, suit or proceeding arising out of, based upon or relating to this Limited Guarantee or the rights and obligations arising hereunder shall be properly served or delivered if delivered in the manner contemplated by Section 7.
     11. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY LEGAL ACTION, SUIT OR PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF, BASED UPON OR RELATING TO THIS LIMITED GUARANTEE OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF.
     12. COUNTERPARTS. This Limited Guarantee may be executed by facsimile and in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
     13. FEES AND EXPENSES. In the event that the Guarantor (a) fails to pay the Obligations or to pay or perform any of its other obligations under this Limited Guarantee and the Guaranteed Party commences any litigation or other proceeding in order to obtain payment or performance thereof or (b) asserts in any litigation or other proceeding that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law), then, in any such case, to the extent the Guaranteed Party prevails in such litigation or proceeding, the Guarantor shall pay on demand all reasonable fees and out of pocket expenses of the Guaranteed Party (including, without limitation, attorney’s fees) in connection with such litigation or proceeding.
     14. MISCELLANEOUS.

          (a) This Limited Guarantee contains the entire agreement between the parties relative to the subject matter hereof. No modification or waiver of any provision hereof shall be enforceable unless agreed to by the Guaranteed Party and the Guarantor in writing.
          (b) Any provision hereof that is prohibited or unenforceable in any jurisdiction shall be, as to such jurisdiction, ineffective solely to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
          (c) The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Limited Guarantee.
          (d) All parties acknowledge that each party and its counsel have reviewed this Limited Guarantee and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Limited Guarantee.
          (e) This Limited Guarantee shall be binding on, and inure to the benefit of, the successors and permitted assignees of the Guarantor and the Guaranteed Party.
* * * * *
(signature pages follow)

     IN WITNESS WHEREOF, the Guarantor has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.
By:	H.I.G. Bayside Advisors II, LLC
Its: General Partner
By:	H.I.G.-GPII, Inc.
Its: Manager

By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
Its: Vice President and General Counsel

[Signature Page to Limited Guarantee]

     IN WITNESS WHEREOF, the Guaranteed Party has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

ALLION HEALTHCARE, INC.
By:	/s/ Michael P. Moran
	Name:	Michael P. Moran
	Title:	Chairman, President and CEO

[Signature Page to Limited Guarantee]